February 11, 2011

Via EDGAR

Ms. Christina DiAngelo
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Old Mutual Absolute Return Institutional Fund, L.L.C. (File No. 333-171635) (the "Registrant" or the "Absolute Return Institutional Fund")

Dear Ms. DiAngelo:

On behalf of the above-referenced Registrant, below is the "accounting survivor analysis" as requested by the Staff's comments conveyed telephonically on January 31, 2010 with regard to the Registration Statement on Form N-14, filed by the Registrant with the U.S. Securities and Exchange Commission ("SEC") on January 11, 2011 pursuant to the Securities Act of 1933, as amended.

Accounting Survivor Analysis

The Registrant believes that the Absolute Return Institutional Fund is the appropriate accounting survivor. According to a no-action letter to North American Security Trust ("NAST"),1 in order to determine which fund should be the accounting survivor, the attributes of the new fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new fund. In NAST, the Staff listed five factors that should be relied upon when making such determination. Each of the factors listed in NAST, along with the relevant analysis, are discussed below:

(i)           Comparison of investment advisers. Larch Lane Advisors LLC ("Larch Lane") is the investment adviser to each of the Absolute Return Institutional Fund and Old Mutual Emerging Managers Institutional Fund, L.L.C. (the "Emerging Managers Institutional Fund"), the fund which will merge with and into, the Absolute Return Institutional Fund. The Absolute Return Institutional Fund, upon the merger, is referred to herein as the "Combined Fund."  After the merger, Larch Lane will continue to manage the Combined Fund.

(ii)           Comparison of portfolio composition. Both the Absolute Return Institutional Fund and the Emerging Managers Institutional Fund invest substantially all of their investable assets in a master fund ("ARMF" and "EMMF," respectively), which, in turn invests primarily in private investment funds, joint ventures, investment companies and other similar investment vehicles ("Portfolio Funds") that are managed by a select group of portfolio managers ("Portfolio Managers") that invest in a variety of financial markets and utilize a broad range of alternative investment strategies.   Unlike ARMF, EMMF maintains a stated policy of investing primarily in Portfolio Funds managed by portfolio managers that are deemed by Larch Lane to be "emerging managers."

The Combined Fund's portfolio composition will mostly reflect the current composition of ARMF, which invests in some, but does not have a focus on, Portfolio Funds managed by emerging managers. In fact, the Combined Fund, like ARMF, will not have a policy of investing primarily in Portfolio Funds managed by emerging managers.  Therefore, this factor suggests that the Absolute Return Institutional Fund should be the accounting survivor following the merger.

(iii)           Comparison of investment objectives, policies and restrictions. The investment objectives, policies and restrictions for the Absolute Return Institutional Fund and the Emerging Managers Institutional Fund are identical, except that, as noted above, the Emerging Managers Institutional Fund invests through EMMF primarily in Portfolio Funds managed by Portfolio Managers who are deemed to be emerging managers.

The Combined Fund will retain the investment objectives, policies and restrictions of the Absolute Return Institutional Fund. Thus, unlike the Emerging Managers Institutional Fund, the Combined Fund will not have a policy of investing primarily in Portfolio Funds managed by emerging managers. Therefore, this factor suggests that the Absolute Return Institutional Fund should be the accounting survivor following the merger.

(iv)           Comparison of expense structure and expense ratio.

The Absolute Return Institutional Fund has lower expenses than the Emerging Managers Institutional Fund. The expense structure and expense ratios for the Absolute Return Institutional Fund and the Emerging Managers Institutional Fund, as well as the Combined Fund post-merger, are listed below.

Expense Comparison

All expenses are as of March 31, 2010.  (The pro forma expenses are adjusted to reflect changes in certain expenses to be effective April 1, 2011.)

Maximum Sales Load for each Fund
Emerging Managers Institutional Fund: None
Absolute Return Institutional Fund: None
Combined Fund: None

Advisory Fees for each Fund
Emerging Managers Institutional Fund: 1.45%
Absolute Return Institutional Fund: 1.25%
Combined Fund: 1.25%

Net Expense Ratios for each Fund
Emerging Managers Institutional Fund: 7.24%
Absolute Return Institutional Fund: 7.16%
Combined Fund (pro forma): 6.45%

Total Direct and Acquired Annual Fund Operating Expenses, exclusive of waivers:
Emerging Managers Institutional Fund: 13.24%
Absolute Return Institutional Fund: 14.16%
Combined Fund (pro forma): 12.18%

As a result of the difference in lower advisory fees and lower expense caps, the Absolute Return Institutional Fund's expenses are lower than those of the Emerging Managers Institutional Fund, and are more similar to the expenses of the Combined Fund after the merger. In fact, the Combined Fund will maintain the identical expense structure of the Absolute Return Institutional Fund (that would be effective April 1, 2011).  This factor suggests that the Absolute Return Institutional Fund should be the accounting survivor following the merger.

(v)           Comparison of relative asset sizes of the funds involved in the Reorganization. The net assets of the Absolute Return Institutional Fund ($1.9 million as of September 30, 2010) are slightly smaller than the net assets of the Emerging Managers Institutional Fund ($2.5 million as of September 30, 2010). However, the net assets of ARMF ($24.1 million as of September 30, 2010) are significantly larger than the net assets of EMMF ($16.1 million as of September 30, 2010).  The net current assets of ARMF will constitute approximately 60% of the net assets of the combined fund following the merger of the two master funds.  Thus, this factor should be neutral in terms of the accounting survivor analysis.

Conclusion: In light of the fact that following the merger the advisory team, portfolio composition, objective, policies and restrictions, and expense structure of the Absolute Return Institutional Fund will survive, the Registrant believes that the accounting survivor should be the Absolute Return Institutional Fund.

1 See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994)